Strategic Combination of Encana Corporation & Newfield Exploration Co. Creating the Premier North American Resource Company Supplemental Information November 2018 Filed by Newfield Exploration Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Newfield Exploration Company Commission File No. 001-12534 Date: November 12, 2018

Creating the Premier North American Resource Company Advanced multi-basin onshore model creates scale and sustainability Identified synergies will drive significant shareholder value Encana’s expertise in “Cube Development” is a game changer Allows for accelerated return of cash to owners 2 3 4 1

SCALE & SUSTAINABILITY THRU LIQUIDS-FOCUSED, MULTI-BASIN PORTFOLIO Eagle Ford Permian Montney Duvernay STACK/SCOOP Williston Uinta Arkoma *Acreage and production shown as net to PF Encana. Acreage figures from latest annual filing. Production as of 3Q18. Three Core Growth Assets* Permian 118,000 acres 99 MBOE/D (85% liquids) STACK/SCOOP 360,000 acres 144 MBOE/D (60% liquids) Montney 379,000 acres 201 MBOE/D (22% liquids) Cash Generative Assets* Eagle Ford 42,000 acres 50 MBOE/D (82% liquids) Williston 80,000 acres 21 MBOE/D (86% liquids) Duvernay 91,000 acres 16 MBOE/D (43% liquids) Uinta 220,000 acres 19 MBOE/D (84% liquids) Arkoma 125,000 acres 14 MBOE/D (<1% liquids)

COMBINED ENTITY OCCUPIES ELITE E&P NEIGHBORHOOD Net North American Onshore Acres Millions of acres Shareholder friendly initiatives 3Q 18 div of $0.22 / sh 3Q 18 div of $0.015 / sh +25% div post closing3 $1.5 bn buyback program3 3Q 18 div of $0.25 / sh 40 MM share buyback program 3Q 18 div of $0.05 / sh $1.5 bn buyback program 3Q 18 div of $0.08 / sh 1 $0.1 bn buyback program 1 PXD pays dividends on a semi annual basis, $0.08 / share for 2Q 18 represents 1H 2018 dividends of $0.16 / share divided by 2 to achieve an illustrative quarterly number. 2 DVN acreage and production excludes consideration from Heavy Oil assets and previously divested assets. 3 Post-closing and subject to regulatory approval. Buyback includes $250 million in shares repurchased under ECA’s existing normal-course bid program. 1Q19F $0.125/sh 749 401 575 419 321 287 3Q 18 Production Mboepd 3962 3Q 18 div of $0.08 / sh $4.0 bn buyback program

DIFFERENTIATED ESTIMATE FOR FREE CASH FLOW YIELD1 Source: FactSet Estimates excluding Jefferies, Morgan Stanley and Peters & Co. pro forma estimates for Encana. Peers include APA, APC, CDEV, CLR, COP, DVN, EOG, MRO, NFX, NBL, OXY, PXD, WPX, XEC. Market data as of 11/5/2018. FCF Yield calculated as cash from operations less Capex, divided by current market cap. Estimates based solely on Wall Street Research. PF ECA assumes $125 million of annual G&A savings and $125 million of capital expenditure synergies. FCF Yield excludes effect of possible share buyback. 1 For more detail on non-GAAP measures, see page 17. Leading Value Proposition

STRONG INVESTMENT GRADE RATING

- Consistent with mid-cycle leverage targets
  - Expect 2019 net debt to Adjusted EBITDA of ~ 1.5x
- Combination of two strong balance sheets enhances credit profile
  - Enhanced scale and production metrics
  - Multi-basin asset profile mitigates single basin risk
- Encana stand-alone liquidity of over $4 billion on existing undrawn credit facilities
- Well dispersed debt maturity profile
- Savings from elimination of duplicated credit facilities

	Encana	Newfield	Pro Forma
Debt Outstanding	$4,211MM	$2,450MM	$6,661MM
Annual Debt Interest	$267MM	$137MM	$404MM
Weighted avg. coupon	6.34%	5.59%	6.06%
Weighted avg. term	13 Years	5 Years	10 Years
S&P / Fitch / Moody's	BBB- / BBB-/ Ba1	BB+ / BBB- / Ba1	

NEWFIELD

6

$7.7 B transaction value (includes $2.2 B of NFX net debt) Purchase Price All stock—2.6719 shares of ECA for each NFX share Subject to regulatory and shareholder approvals (ECA & NFX) Estimated $1 MM per well in Anadarko Basin — $125 MM/YR Estimated $125 MM/YR in G&A savings Accretive to operating and free cash flow Credit positive Large, high-quality positions in 3 top North American basins Ability to monetize significant “non-strategic” assets Transaction expected to close in 1Q19, pending approvals TRANSACTION OVERVIEW Consideration Synergies Accretion Portfolio Closing

A Compelling Strategic Fit TWO COMPANIES MORE ALIKE THAN DIFFERENT Today’s Encana Tomorrow’s Encana Innovation culture Leading-edge “Cube Development” Efficient value chain Supply management Marketing / Takeaway Unbundling services Proprietary data analytics Top-tier talent/retention Strategic multi-basin company Best technologies applied across portfolio Returns cash to owners Improving margins and returns Financial strength, low cost of capital thru-cycle

INDUSTRY LEADING CUBE DEVELOPMENT

- **Effective cube development is critical**
  - Creates value at an industrial scale
  - Maximizes asset NPV and provides resource longevity
- **Encana is an industry leading operator**
  - Proven execution efficiency using advanced completion designs
  - Sophisticated planning & logistics

Cube development learnings / cost transfer

Completion optimization
Efficient targeting and development lowers costs

Ancillary cost optimization
Decoupling historically bundled services and supplies



Permian
Anadarko

Shared / re-used facilities
Facility planning limits unproductive capital

Self-sourcing / managed supply chain
Cost savings and resource security

Cube Development Maximizes Shareholder Value



Maximum shareholder value
Asset NPV
Wells / DSU in cube development



Actual CWC $/1,000'
>$900
~$840
~$740
~$750
NFX STACK
ECA Midland
NFX MRMC Pre 2018*
NFX MRMC 2018 Only*
Encana Improvements* ($1 MM / well savings)
Encana Midland D&C**

*Only NFX 10,000 MRMC infills shown
** 7,500 GPI assumed for Permian

NEWFIELD

9

STACK PRIMED FOR CUBE DEVELOPMENT


Existing Permanent Water Pipelines
Key Infill DSUs
KINGFISHER
BLAINE
CANADIAN

- Contiguous acreage conducive to cube development
  - HBP wells placed along lease line boundaries
- >95% of STACK is undeveloped
- Access to premium markets
  - STACK barrel yielding NYMEX WTI-plus to Cushing
  - ~50% of NGLs advantaged via Mt. Belvieu pricing
- Permanent water infrastructure (~75 miles of dual-pipe in ground)
- Encana systems to further improve well costs
  - Relentless pursuit of optimization opportunities


NFX STACK/SCOOP Net Oil Production
Oil Production (MBOPD)
50
45
40
35
30
25
>25% OIL CAGR
~45
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Current*

* Current oil rate based on trailing five-day average ending November 5, 2018.


NFX's HBP Well Placement Optimal for Cube Development
2 miles
Chester
Meramec
2 Miles – Cube Development
Osage
Woodford
HBP Parent Well Placement

STACK Facts	
Net Acres (000's)	~275
3Q18 Total / Liquids Prod. (MBOEPD / MBBL/D)	~85 / ~54
YE'17 Reserves (MMBOE)	284

NEWFIELD

10

STACK Primed for “cube development” 6 MRMC wells / DSU1 8 MRMC wells / DSU 12 MRMC wells / DSU 10 MRMC wells / DSU Note: Average development well performances 1 Includes one DSU with 4 wells drilled 1,700’ apart in one layer 2 5,000’ lateral normalized to 10,000’ 1.3 MMboe TC 69 wells across 10 DSUs demonstrate repeatability of Meramec formation during development Geologic targeting based on extensive well control Thoughtful well placement during HBP maximizes undisturbed resource 4 Tests 2 Tests 3 Tests 1 Test

INDUSTRY LEADING G&A—ESTIMATED $1.3 BN PV-10 G&A SYNERGIES $ / Boe Note: 3Q 2018 Income Statement G&A. For illustrative purposes, PF assumes benefit of ~$30 MM of G&A synergies, implied by one quarter of $125 MM annualized G&A synergies starting 2019 Peers include APA, APC, CLR, CXO, DVN, EOG, MRO, OXY, PXD, XEC *ECA G&A per BOE excluding long-term incentives of $1.17/BOE. ~10% reduction + ~50% reduction

VALUE CREATION INITIATIVES Value driver Details G&A synergies $125 MM / yr D&C cost reduction $1 MM / Anadarko well ($125 MM / yr) Cost of capital reduction PF company size and scale provides increased stability Marketing optimization Economies of scale Cube development efficiencies Optimize cube learnings across multiple basins Development Scale Increased capital allocation efficiency Expected Synergies Additional Upside opportunities

Appendix

Newfield At a Glance Founded 1988 Employees ~1000 Largest oil producer in Oklahoma Founded STACK in 2011 11 operated active rigs in OK Diverse multi-basin portfolio ~80% of annual investments to Anadarko Basin Portfolio of existing assets provides options for growth, cash generation or disposition YE17 Proved Reserves by area 3Q18a Production by area 185-190 mboepd ~800k Net Acres

Forward Looking Statements and Related Matters Forward Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. The words “may,” “forecast,” “outlook,” “could,” “budget,” “objectives,” “strategy,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “prospective,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “guidance,” “may increase”, “may fluctuate”, “potential” or other similar expressions are intended to identify forward-looking statements. Other than historical facts included in this presentation, all information and statements, including but not limited to information regarding certain plans, expectations, goals, projections and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, planned capital expenditures, estimated reserves, estimated production targets and commodity mix, estimated pre-tax wellhead rates of return, estimated future operating costs and other expenses and other financial measures, estimated future tax rates, drilling and development plans, the timing of production, and other plans and objectives for future operations, are forward-looking statements. Although, as of the date of this presentation, Newfield Exploration Company (the “Company” or “Newfield”) believes that these expectations are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks, some of which are beyond Newfield’s control and are difficult to predict. No assurance can be given that such expectations will prove to have been correct. Actual results may vary significantly from those anticipated due to many factors, including but not limited to commodity prices and our ability to hedge commodity prices; drilling results; changes in commodity mix; accessibility to economic transportation modes and processing facilities; our liquidity and the availability of capital resources; operating risks, failures and hazards; industry conditions; governmental regulations in the areas in which we operate, including water regulations; financial counterparty risks; the prices of goods and services; the availability of drilling rigs and other oilfield services; our ability to monetize assets and repay or refinance our existing indebtedness; labor conditions; severe weather conditions; new regulations or changes in tax or environmental legislation; environmental liabilities not covered by indemnity or insurance; legislation or regulatory initiatives intended to address seismic activity or induced seismicity; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received; other changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Encana Corporation (“Encana”) to complete the acquisition and integration of the Company successfully; litigation relating to the proposed transaction; and other factors that may affect the future results of the Company or Encana. Please see Newfield’s 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other subsequent public filings, all filed with the U.S. Securities and Exchange Commission (SEC), for a discussion of other factors that may cause actual results to vary. Unpredictable or unknown factors not discussed herein or in Newfield’s SEC filings could also have material adverse effects on Newfield’s actual results as compared to its anticipated results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation and are not guarantees of performance. Unless legally required, Newfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward Looking Statements and Related Matters (continued) Market and Statistical Information This presentation has been prepared by Newfield and includes market data and other statistical information from sources believed by Newfield to be reliable, including independent industry publications, government publications or other published independent sources. Some data are also based on Newfield’s good faith estimates, which are derived from its review of internal sources as well as the independent sources described above. Although Newfield believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness. Reserves Disclosure Actual quantities that may be ultimately recovered from Newfield’s assets may differ substantially from the estimates in this presentation. Factors affecting ultimate recovery include the scope of Newfield’s ongoing drilling program, which will be directly affected by commodity prices (including our ability to hedge commodity prices) and our pre-tax wellhead rates of return, the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation and processing constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates and commodity mix. Newfield may use terms in this presentation, such as “EURs,” “unrisked locations,” “risked locations,” “net effective reservoir acreage,” “upside potential,” “net unrisked resource,” “gross EURs,” and similar terms that the SEC’s guidelines strictly prohibit in SEC filings. These terms include reserves with substantially less certainty than proved reserves, and no discount or other adjustment is included in the presentation of such reserve numbers. Investors are urged to consider closely the oil and gas disclosures in Newfield’s 2017 Annual Report on Form 10-K and subsequent public filings, available at www.newfield.com, www.sec.gov or by writing Newfield at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380 Attn: Investor Relations. Non-GAAP Financial Measures In addition, this presentation contains non-GAAP financial measures, which include, but are not limited to, Adjusted EBITDA, Net Debt and Free Cash Flow Yield. Newfield defines EBITDA as net income/loss before income tax expense/benefit, interest expense and depreciation, depletion and amortization. Adjusted EBITDA, as presented herein, is EBITDA before ceiling test impairments, gains/losses on asset sales, non-cash compensation expense, net unrealized (gains) / losses on commodity derivatives and other permitted adjustments. Adjusted EBITDA is not a recognized term under GAAP and does not represent net income as defined under GAAP, and should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. Adjusted EBITDA is a supplemental financial measure used by Newfield’s management and by securities analysts, lenders, ratings agencies and others who follow the industry as an indicator of Newfield’s ability to internally fund exploration and development activities. Net Debt is defined as the principal amount of debt less cash and cash equivalents. Net Debt is a supplemental financial measure used by Newfield’s management and by securities analysts, lenders, rating agencies and others who follow the industry as a more meaningful measure of Newfield’s outstanding indebtedness. Additionally, Free Cash Flow Yield, as presented herein, is calculated as net cash provided by (used in) operating activities minus capital expenditures, divided by current market capitalization. Free Cash Flow Yield is not a recognized term under GAAP and does not represent net cash provided by (used in) operating activities as defined under GAAP, and should not be considered an alternative to net cash provided by (used in) operating activities as a measure of liquidity. Adjusted EBITDA is a supplemental financial measure used by Newfield’s management and by securities analysts, lenders, ratings agencies and others who follow the industry as an indicator of the Company’s ability to internally fund operating activities.

Forward Looking Statements and Related Matters (continued) Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed transaction, Encana will file a registration on Form S-4 that will include a joint proxy statement of the Company and Encana. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Encana. Encana and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the Securities and Exchange Commission (“SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.newfield.com. Participants in the Solicitation The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2018 Annual Meeting of Stockholders, as filed with the SEC on March 29, 2018 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.